UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 24, 2021

RMG Acquisition Corporation II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39776	98-1550286
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 West Street, Suite 40C New York, New York	10006
(Address of Principal Executive Offices)	(Zip Code)

(212) 785-2579

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary shares and one-third of one redeemable warrant	RMGBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	RMGB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A ordinary shares at an exercise price of $11.50	RMGBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On February 24, 2021, RMG Acquisition Corporation II, a Cayman Islands exempted company limited by shares (“RMG II”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among (i) RMG II, (ii) Philip Kassin, in his capacity as the representative for the shareholders of RMG II (the “RMG II Representative”), (iii) ReNew Power Private Limited, a company with limited liability incorporated under the laws of India (“ReNew”), (iv) ReNew Energy Global Limited, a private limited company incorporated under the laws of England and Wales (“PubCo”), (v) ReNew Power Global Merger Sub, a Cayman Islands exempted company (“Merger Sub”) and (vi) certain shareholders of ReNew named in the Business Combination Agreement (the “Major Shareholders”).

ReNew is the leading renewable energy independent power producer in India, focusing on developing, building, owning and operating utility-scale wind and solar energy projects and distributed solar energy projects that generate energy for commercial and industrial customers.

Prior to the completion of the transactions contemplated by the Business Combination Agreement, (i) Merger Sub shall be a wholly-owned subsidiary of PubCo and (ii) PubCo shall be an independent entity wholly-owned by a third party. Pursuant to the terms of the Business Combination Agreement, (i) Merger Sub will merge with and into RMG II, with RMG II surviving (the “Merger”) and (ii) following the Merger, the Major Shareholders will transfer, and PubCo will acquire, shares of ReNew in exchange for the issuance of PubCo shares and the payment of cash (the “Exchange”).

The following summary of the Business Combination Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Business Combination Agreement and agreements entered into in connection therewith. The Business Combination Agreement is attached as Exhibit 2.1 hereto and incorporated herein by reference. Capitalized terms not defined herein have the meanings given in the Business Combination Agreement.

Merger

As a result of the Merger, at the Merger Effective Time (i) all the assets and liabilities of RMG II and Merger Sub shall vest in and become the assets and liabilities of RMG II as the surviving company, and RMG II shall thereafter exist as a wholly-owned subsidiary of PubCo, (ii) each share of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall automatically be cancelled and shall cease to exist, (iii) the board of directors and executive officers of Merger Sub shall resign, and the board of directors and executive officers of RMG II shall be as determined among RMG II, ReNew and PubCo, and (iv) each issued and outstanding security of RMG II immediately prior to the Merger Effective Time shall be cancelled in exchange for the issuance of certain shares of PubCo as set out below.

In consideration for the Merger, (i) each RMG II Unit issued and outstanding immediately prior to the Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one RMG II Class A Share and one-third of an RMG II Warrant, subject to certain conditions and (ii) immediately following the separation of each RMG II Unit each (a) RMG II Class A Share issued and outstanding immediately prior to the Merger Effective Time shall be cancelled in exchange for the issuance of one PubCo Class A Share and (b) RMG II Class B Share issued and outstanding immediately prior to the Merger Effective Time shall be cancelled in exchange for the issuance of one PubCo Class A Share, and (c) immediately following such cancellation, RMG II shall issue 34,500,000 RMG II Class A Shares and 8,625,000 RMG II Class B Shares to PubCo in consideration for the of PubCo Class A Shares, (d) each RMG II Warrant shall remain outstanding, but shall be automatically adjusted to become a warrant to purchase 1.0917589 whole PubCo Class A Shares (each, a “RMG II Adjusted Warrant”), which shall continue to be subject to the same terms and conditions set forth in the Warrant Agreement immediately prior to the Merger Effective Time (including any repurchase rights and cashless exercise provisions), except that each RMG II Adjusted Warrant will be exercisable (or will become exercisable in accordance with its terms) for 1.0917589 PubCo Class A Shares.

i

Immediately following the Merger Effective Time but before the closing date, RMG II shall extend a loan to PubCo in an aggregate principal amount equal to the value of substantially all of RMG II’s assets on such terms to be agreed between PubCo and RMG II, with the prior written consent of ReNew.

Exchange

Following the Merger, subject to the terms and conditions set forth in the Business Combination Agreement, each Major Shareholder shall transfer all of their shares of Company Ordinary Stock to PubCo (excluding any Company Exchanged Conversion Stock held by any Major Shareholder) as consideration and in exchange for (i) the issuance of a certain number and class of shares of PubCo (the “PubCo Exchanged Shares”) and (ii) the payment by PubCo to certain Major Shareholders of the following cash amounts (the “PubCo Cash Consideration”): (a) US$ 242,000,000 to GSW, (b) US$ 92,000,000 to CPPIB (“CPP Investments”), (c) US$ 90,000,000 to Green Rock, (d) US$ 62,000,000 to the founder investors and (e) US$ 14,000,000 to GEF.

In addition, the Business Combination Agreement provides for certain adjustment mechanisms to the Exchange, including (i) subject to certain conditions, the transfer, on or after the closing date, by Green Rock of all of its Company Exchanged Conversion Stock in exchange for the issuance of a certain number of PubCo Class A Shares, (ii) the transfer, after the closing date, by GSW of all of its Company Exchanged Conversion Stock in exchange for the issuance of a certain number of PubCo Class C Shares, (iii) the issuance of one (1) PubCo Class D Share to CPP Investments for cash consideration on the Closing Date, and the transfer after the Closing Date by CPP Investments of all of its Company Exchanged Conversion Stock to PubCo in consideration for a number of PubCo Class A Shares and (iv) the subscription on the Closing Date by one of the founder investors of one (1) PubCo Class B Share for cash consideration in an amount equal to US$100.00.

Representations and Warranties

Representations and Warranties of ReNew

The Business Combination Agreement contains representations and warranties of ReNew relating to, among other things, due organization and qualification; subsidiaries; due authorization and approvals, performance and enforceability against ReNew of the Business Combination Agreement; absence of conflicts; the consent, approval or authorization of governmental authorities; pre-transaction capitalization; financial statements; absence of undisclosed liabilities; litigation and proceedings; compliance with laws; intellectual property, data protection, cybersecurity and information technology matters; contracts and absence of defaults; benefit plans; labor matters; tax matters; brokers’ fees; insurance; assets and real property; environmental matters; absence of certain changes or events; transactions with affiliates; internal controls; anti-bribery and corruption; permits; customers and suppliers; and statements made in the proxy statement/prospectus on Form F-4 required to be prepared in connection with the transactions contemplated therein (the “Registration Statement”).

Representations and Warranties of RMG II

The Business Combination Agreement contains representations and warranties of RMG II relating to, among other things, due organization and qualification; authorization, performance and enforceability against RMG II of the Business Combination Agreement; absence of conflicts; litigation and proceedings; the consent, approval or authorization of governmental authorities; financial ability and trust account; brokers’ fees; SEC reports, financial statements, business activities and the absence of certain changes or events; statements made in the Registration Statement; no outside reliance; tax matters; capitalization; and NASDAQ stock market quotation.

Representations and Warranties of PubCo and Merger Sub

The Business Combination Agreement contains representations and warranties of each of PubCo and Merger Sub relating to, among other things, due organization and qualification; authorization, performance and enforceability against PubCo and Merger Sub of the Business Combination Agreement; absence of conflicts; the consent, approval or authorization of governmental authorities; brokers’ fees; business activities and the absence of certain changes or events; capitalization; Investment Company Act; statements made in the Registration Statement; and independent investigation.

Representations and Warranties of the Major Shareholders

The Business Combination Agreement contains representations and warranties of each Major Shareholder relating to, among other things, due organization and standing; authorization, performance and enforceability against each Major Shareholder of the Business Combination Agreement; title ownership; absence of conflicts; the consent, approval or authorization of governmental authorities; brokers’ fees; litigation and proceedings; statements made in the Registration Statement; independent investigation; tax matters; and intended tax treatment.

Material Adverse Effect

Certain representations and warranties of ReNew are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. A Material Adverse Effect means any fact, event, change, effect, circumstance or condition that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, liabilities, results of operations or financial condition of ReNew and its subsidiaries, taken as a whole or (ii) the ability of ReNew to consummate the transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange, in each case subject to certain customary exceptions.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the transactions contemplated thereby and efforts to satisfy conditions to consummation of the Business Combination.

The Business Combination Agreement contains additional certain covenants of the parties, including, among others: (i) covenants providing that ReNew shall use reasonable best efforts to obtain all necessary regulatory approvals, (ii) covenants providing that ReNew shall use reasonable best efforts to cooperate with respect to the PIPE Investment and the Registration Statement to be filed in connection with the Business Combination, (iii) covenants providing that PubCo shall use reasonable best efforts to cause the PubCo Class A Shares to be listed on an Approved Stock Exchange and accepted for clearance by the DTC, (iv) covenants providing that the parties will not solicit, initiate or engage in discussions with respect to any Acquisition Transaction, and (v) covenants providing that the parties shall take further actions as may be reasonably necessary to consummate the transactions contemplated by the Business Combination Agreement.

In addition, the Business Combination Agreement provides for an irrevocable and unconditional undertaking by each Major Shareholder to vote all of their shares in ReNew in favor of the transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange, at any stockholders meeting of ReNew.

Conditions to Closing

Mutual Conditions

Each party’s obligation to consummate the transactions contemplated by the Business Combination Agreement is conditioned upon, among other things:

•	approval from the Competition Commission of India;

•	no Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by the Business Combination Agreement;

•

the Registration Statement on Form F-4 having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order having been issued by the SEC that remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order having been threatened or initiated by the SEC that remains pending;

•	approval of the transactions contemplated by the Business Combination Agreement by RMG II’s stockholders;

•	the PubCo Class A Shares having been approved for clearing through the DTC and approved for listing on an Approved Stock Exchange, subject only to notice of issuance;

•	the Amended Warrant Agreement having been executed and delivered and being in full force and effect; and

•	PubCo having obtained a valid s593 Report in respect of the issuance of PubCo Shares where required under section 593 of CA 2006.

RMG II’s, PubCo’s and Merger Sub’s Conditions

The obligations of RMG II, PubCo and Merger Sub to consummate the transactions contemplated by the Business Combination Agreement is conditioned upon, among other things:

•	accuracy of the representations and warranties of ReNew (subject to certain bring-down standards);

•	performance of covenants by ReNew and the Major Shareholders in all material respects as of or prior to the closing; and

•	delivery to RMG II of a certificate signed by an officer of ReNew, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the other conditions have been fulfilled.

ReNew’s and Major Shareholders’ Conditions

The obligations of ReNew and the Major Shareholders to consummate the transactions contemplated by the Business Combination Agreement is conditioned upon, among other things:

•	accuracy of the representations and warranties of RMG II, PubCo and Merger Sub (subject to certain bring-down standards);

•	performance of covenants by RMG II and the RMG II Representative in all material respects as of or prior to the closing;

•

no change, effect, circumstance or condition with respect to RMG II, PubCo or Merger Sub or their respective Subsidiaries which could reasonably be expected to have a material adverse effect on the ability of RMG II, PubCo or Merger Sub to enter into and perform their respective obligations under the Business Combination Agreement;

•	the amount of cash available to RMG II shall not be less than US$650 million in aggregate from the Trust Account and the PIPE Investment Amount prior to or as of closing; and

•	delivery to RMG II of a certificate signed by an officer of ReNew, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the other conditions have been fulfilled.

Termination

The Business Combination Agreement may be terminated and the transactions contemplated therein may be abandoned at any time prior to Closing:

•	by written consent of ReNew, RMG II and each of the Major Shareholders Representatives;

•	by RMG II if there is a Terminating Company Breach (subject to the Company Cure Period);

•	by ReNew and each of the Major Shareholders Representatives if there is a Terminating RMG II Breach (subject to the RMG II Cure Period);

•

by RMG II or by ReNew and each of the Major Shareholders Representatives if consummation of the transactions contemplated by the Business Combination Agreement is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided that the terminating party shall not have been the primary cause of thereof; or

•	by any party if the Business Combination Agreement fails to receive the RMG II Shareholder Approval at the RMG II Meeting.

The Business Combination Agreement shall automatically terminate if the Closing has not occurred on or before August 31, 2021 (or such later date as agreed to in writing between RMG II and the holders of not less than 85% of the aggregate of Company Ordinary Stock and CCPS (prior to the amendment thereof pursuant to Business Combination Agreement and assuming a conversion ratio of 1:1) on a fully diluted basis as of the date of the Business Combination Agreement.

Registration Rights, Coordination and Founder Shareholder Put Option Agreement

At the closing of the Merger, certain of ReNew’s shareholders, founder investors, and other parties thereto (the “Registration Rights Parties”) will enter into a Registration Rights, Coordination and Founder Shareholder Put Option Agreement (the “Registration Rights Agreement”) pursuant to which PubCo will agree to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. PubCo also agreed to provide customary “piggyback” registration rights. The Registration Rights Parties have agreed to coordinate and cooperate in respect of the exercise of their rights under the Registration Rights Agreement, subject to the conditions and carveouts stated in such agreement. The Registration Rights Parties have also agreed to certain restrictions on transfer with respect to the shares of PubCo that they hold. Subject to certain variations as described in the Registration Rights Agreement, the restrictions begin at Closing and end: (i) for the founder investor, on the date that is one year from Closing; (ii) for certain executive officers of ReNew, on the date that is one year from Closing with an option for early release on the date 9 months from Closing and (iii) for the remainder of the Registration Rights Parties (other than GEF, which shall not be subject to such restrictions on transfer), on the date that is 180 days after Closing. PubCo has agreed to provide the founder investors with certain put options, as described in the Registration Rights Agreement, in respect of the shares that they hold in ReNew. The Registration Rights Agreement provides that PubCo will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

v

Stockholders’ Agreement

At the closing of the Merger, PubCo, certain Major Shareholders and others (the “Shareholders Agreement Parties”) will enter into a Shareholders Agreement (the “Shareholders Agreement”), pursuant to which, among other things, the Shareholders Agreement Parties have agreed on (a) the composition of PubCo’s board of directors (the “PubCo Board”) for at a period of at least two years following the closing of the Merger, a sufficient number of members of which will be independent such that the PubCo Board will be comprised of a majority of independent directors assuming the election of the nominees of certain Major Shareholders that have director nomination rights as discussed below and the election of the other members of the PubCo Board and (b) the composition of certain committees that will be established by the PubCo Board, including an audit committee that will be comprised of only independent directors.

Pursuant to the Shareholders Agreement, certain Major Shareholders will have the right to nominate certain directors for appointment, and the Company will cause such nominees to be appointed, to the PubCo Board for at least two years following the closing of the Merger and, with respect to certain Major Shareholders that have a director nomination right, thereafter so long as they, together with their affiliates, continue to hold shares of PubCo, together with shares of ReNew, if any, that represent at least a certain effective interest of the total shares of PubCo that would be issued and outstanding had GSW, the founder investor, CPP Investments and their respective affiliates exchanged ReNew shares that they continue to hold following the closing for PubCo Class A Shares at the exchange ratio under the Business Combination Agreement (disregarding dilution resulting from certain share issuances by PubCo), or, with respect to the founder investor, so long as the founder investor is the Chief Executive Officer or Chairman of PubCo.

The Shareholders Agreement will also set forth certain terms with respect to the PubCo Class A Shares, the PubCo Class B Share, the PubCo Class C Shares and the PubCo Class D Share, which, subject to approval by PubCo’s shareholders, would be reflected in an amended and restated memorandum and articles of association of PubCo adopted prior to, and effective as of, the closing of the Merger, including that the holders of the Class B Share and the Class D Share will have voting and distributions and dividends rights as if the founder investor and his affiliates and CPP Investments had exchanged the shares of ReNew that they continue to hold following the closing for PubCo Class A Shares at the exchange ratio under the Business Combination Agreement, without duplication of dividends and distributions that they receive from ReNew in respect of such shares of ReNew.

Pursuant to the Shareholders Agreement, the Shareholders Agreement Parties that continue to hold shares of ReNew following the closing have agreed to certain restrictions on transfer with respect to such shares of ReNew subject to certain carve outs as set out therein.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, PubCo and RMG II entered into Subscription Agreements with certain accredited investors or qualified institutional buyers (collectively, the “Subscription Investors”) concurrently with the execution of the Business Combination Agreement on February 24, 2021. Pursuant to the Subscription Agreements, the Subscription Investors agreed to subscribe for and purchase, and PubCo agreed to issue and sell, to the Subscription Investors an aggregate of 85,500,000 shares of ordinary shares of PubCo for a purchase price of US$10.00 per share, or an aggregate of approximately US$855 million, in a private placement.

The closing of the private placement will occur on the date of and immediately prior to the consummation of the Transactions and is conditioned thereon and on other customary closing conditions. The ordinary shares to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act, and will be issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreements will terminate and be void and of no further force or effect upon the earlier to occur of: (a) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (b) upon the mutual written consent of each of the parties to each such Subscription Agreement, (c) PubCo’s notification to the Subscriber Investor in writing that it has abandoned its plans to move forward with the Transactions, (d) if the conditions to closing set forth in the Subscription Agreement are not satisfied on or prior to the closing date and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated at the closing or (e) at the election of Subscriber, on or after the date that is 270 days after the date hereof if the closing has not occurred on or prior to such date.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form Subscription Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above under the heading “Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K (this “Report”) are incorporated by reference into this Item 3.02. The PubCo Class A Shares to be issued in connection with the Subscription Agreements are not to be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, Regulation S and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Report is the press release issued by the parties related to the proposed Transactions.

Conference Call Script

Attached as Exhibit 99.2 to this Report is the form of conference call script for use by RMG II in conference calls to certain of its stockholders and other persons interested in purchasing common stock of RMG II.

Investor Meetings

Attached as Exhibit 99.3 to this Report is the form of investor presentation for use by RMG II in presentations to certain of its stockholders and other persons interested in purchasing common stock of RMG II.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of ReNew and a prospectus of ReNew. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew, PubCo and RMG II, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by ReNew or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	Business Combination Agreement, dated as of February 24, 2021, by and among RMG Acquisition Corporation II, the RMG II Representative, Renew Power Global Merger Sub, Renew Energy Global Limited, Renew Power Private Limited, and certain major shareholders of Renew Power Private Limited listed therein.*

10.1	Form of Subscription Agreement

99.1	Press release, dated as of February 24, 2021

99.2	Transcript of Recorded Conference Call, dated as of February 24, 2021

99.3	Investor Presentation, dated February 2021

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 24, 2021

RMG Acquisition Corporation II

By:	/s/ Robert S. Mancini
Robert S. Mancini
Chief Executive Officer

x